Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2018 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2018 Second Quarter

(Year over Year (YoY) growth %s are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Room nights(8) for MMT India (6) Standalone Hotels booked Online increased by 185.9% YoY in 2Q18.

•	Flight segments(9) for Air ticketing business increased by 64.6% YoY in 2Q18.

•	Revenue increased 79.4% YoY in 2Q18 to $152.9 million.

•	Revenue less service costs(2) increased 156.5% YoY in 2Q18 to $139.2 million which was an acceleration in growth over the 135.0% YoY increase in 1Q18.

•	Revenue less service costs(2) for Hotels and packages increased 180.4% YoY in 2Q18 to $79.2 million which was an acceleration in growth over the 139.7% YoY increase in 1Q18.

Gurgaon, India and New York, November 1, 2017 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its quarter ended September 30, 2017.

“The strong results delivered in the fiscal second quarter reflect the successful execution of our strategy to deliver high growth with increased operational efficiency leveraging increasing scale” said Deep Kalra, Group Chairman and Group CEO. “We also embarked on a comprehensive multi brand strategy to leverage the strengths of our various brands in differentiated customer segments and travel services.”

MakeMyTrip’s financial and operating results for the fiscal 2018 second quarter include the financial and operating results of ibibo Group Holdings (Singapore) Pte. Ltd. and its subsidiaries (“ibibo Group”) which we acquired on January 31, 2017.

(in thousands except EPS)	3 months Ended September 30, 2016	3 months Ended September 30, 2017	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$83,109	$152,917	84.0%	79.4%
Results from Operating Activities	($29,114)	($61,583)
Loss for the period	($39,447)	($62,321)
Diluted loss per share	($0.95)	($0.61)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$53,196	$139,192	161.7%	156.5%
Air Ticketing	$23,556	$47,053	99.7%	94.7%
Hotels & packages	$27,715	$79,194	185.7%	180.4%
Other	$1,925	$12,945	572.5%	567.5%
Adjusted Operating Profit (Loss)(3)	($24,998)	($45,022)
Adjusted Net Loss (4)	($25,313)	($45,187)
Adjusted Diluted loss per share(4)	($0.61)	($0.45)

Operating Metrics
Gross Bookings(5)
Air Ticketing	$341,820	$621,720	81.9%	76.4%
Hotels & packages	$151,670	$342,303	125.7%	120.3%
Number of Transactions
Air Ticketing	2,199	3,537	60.8%
Hotels & packages	1,464	3,524	140.7%
Number of flight segments / room nights
Air Ticketing – Flight segments(9)	4,692	7,723	64.6%
Hotels & packages – Room nights(8)	2,211	5,632	154.8%
Standalone Hotels booked Online(7) – Room nights	1,888	5,398	185.9%

Notes:

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which had been adjusted against revenue. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles and severance cost related to a prior acquisition.
(4)	Loss for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, severance cost related to a prior acquisition, net change in fair value of derivative financial instrument, interest expense on financial liabilities measured at amortized cost, share of loss of equity-accounted investees, and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiaries “MakeMyTrip (India) Private Limited” and “Ibibo Group Private Limited”.
(7)	Standalone Hotels booked Online include Standalone Hotels booked on Desktops, laptops, mobiles and other online platforms.
(8)	“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.
(9)	“Flight segment” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of September 30, 2017, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

MakeMyTrip Limited’s financial and operating results for the fiscal 2018 second quarter ending September 30, 2017, include the financial and operating results of ibibo Group, which was acquired on January 31, 2017. Accordingly, the reported results of Fiscal 2018 second quarter which is inclusive of the impact of the consolidation of the ibibo Group may not be comparable with the reported result of Fiscal 2017 second quarter which did not have any impact of the consolidation of the ibibo Group.

Comparable Selected Operating and Financial Data (Unaudited) post consolidation of the ibibo Group are provided for the first and second quarter of Fiscal 2018 separately.

Fiscal 2018 Second Quarter Financial Results

Revenue. We generated revenue of $152.9 million in the quarter ended September 30, 2017, an increase of 84.0% (an increase of 79.4% in constant currency) over revenue of $83.1 million in the quarter ended September 30, 2016.

Air Ticketing. Revenue from our air ticketing business increased by 71.2% (66.1% in constant currency) to $40.3 million in the quarter ended September 30, 2017 from $23.6 million in the quarter ended September 30, 2016. Revenue less service costs from our air ticketing business increased by 99.7% (94.7% in constant currency) to $47.1 million in the quarter ended September 30, 2017 from $23.6 million in the quarter ended September 30, 2016. In the quarter ended September 30, 2017, air ticket revenue less service costs includes $6.7 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $6.7 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. The increase in air ticketing revenue and revenue less service cost was due to an increase in gross bookings of 81.9% (76.4% in constant currency) driven by 64.6% increase in the number of air ticketing flight segments year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) increased from 6.9% in the quarter ended September 30, 2016 to 7.0% in previous reported quarter and 7.6% in the quarter ended September 30, 2017.

Hotels and Packages. Revenue from our hotels and packages business increased by 70.5% (66.1% in constant currency) to $98.3 million in the quarter ended September 30, 2017, from $57.6 million in the quarter ended September 30, 2016. Our revenue less service costs increased by 185.7% (180.4% in constant currency) to $79.2 million in the quarter ended September 30, 2017 from $27.7 million in the quarter ended September 30, 2016. In the quarter ended September 30, 2017, hotels and packages revenue less service costs includes $13.2 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $13.2 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 125.7% (120.3% in constant currency) driven by 154.8% increase in the number of hotels room-nights year over year including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Net revenue margin has improved from 18.3% in the quarter ended September 30, 2016 and 21.7% in the previous reported quarter to 23.1% in the quarter ended September 30, 2017 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $14.3 million in the quarter ended September 30, 2017 from $1.9 million in the quarter ended September 30, 2016, and our other revenue less service cost increased to $12.9 million in the quarter ended September 30, 2017 from $1.9 million in the quarter ended September 30, 2016. This was primarily due to bus ticketing revenue less service costs of $9.6 million in the quarter ended September 30, 2017 mainly contributed by ibibo Group consolidation coming from 9.7 million travelled bus tickets with gross bookings of $106.2 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 161.7% (156.5% in constant currency) to $139.2 million in the quarter ended September 30, 2017 from $53.2 million in the quarter ended September 30, 2016, primarily as a result of a 185.7% (180.4% in constant currency) increase in our hotels and packages revenue less service costs, a 99.7% (94.7% in constant currency) increase in our air ticketing revenue less service costs and increase in our other revenue less service costs including the impact of consolidation of the ibibo Group acquired in January 31, 2017. In the quarter ended September 30, 2017, revenue less service costs also includes $19.9 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS financial Measures” elsewhere in this Report.

Personnel Expenses. Personnel expenses increased by 103.7% to $29.0 million in the quarter ended September 30, 2017 from $14.2 million in the quarter ended September 30, 2016 mainly due to the consolidation of the ibibo acquisition, an annual increase in wages in fiscal year 2017 and severance cost related to a prior acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 7.5% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 139.8% to $115.9 million in the quarter ended September 30, 2017 from $48.4 million in the quarter ended September 30, 2016. Primary drivers of this year on year increase include significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business and increases in brand advertisement expenses that was incurred in the quarter ended September 30, 2017 and the consolidation of marketing and sales promotion expenses of the ibibo Group. Including the promotion expenses of $19.9 million adjusted against revenue as explained above, marketing and sales promotion expenses increased by 181.0% year over year. These expenses of $135.8 million were lower than the total revenue less service costs of $139.2 million in the quarter ended September 30, 2017 compared to being at $142.3 million and higher than the total revenue less service costs of $141.2 million as reported in the quarter ended June 30, 2017.

Other Operating Expenses. Other operating expenses increased by 62.3% to $28.3 million in the quarter ended September 30, 2017 from $17.4 million in the quarter ended September 30, 2016, primarily as a result of an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group.

Depreciation and Amortization. Our depreciation and amortization expenses increased to $7.7 million in the quarter ended September 30, 2017 from $2.5 million in the quarter ended September 30, 2016, primarily as a result of an increase in amortization costs on acquisition-related intangibles related to the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $61.6 million in the quarter ended September 30, 2017 as compared to a loss of $29.1 million in the quarter ended September 30, 2016. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the second quarter of both fiscal years 2018 and 2017, severance cost related to a prior acquisition for the quarter ended September 30, 2017 and merger and acquisitions related expenses for the quarter ended September 30, 2016, we would have recorded an operating loss of $45.0 million in the quarter ended September 30, 2017 as compared with an operating loss of $25.0 million in the quarter ended September 30, 2016.

Net Finance Income (Cost). Our net finance cost was $0.2 million in the quarter ended September 30, 2017 as compared to a net finance cost of $9.8 million in the quarter ended September 30, 2016, primarily due to the net change in fair value of derivative financial instrument of $5.5 million and interest expense of $4.0 million on convertible notes in the quarter ended September 30, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2017 was $62.3 million as compared to a loss of $39.5 million in the quarter ended September 30, 2016. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense for both quarters ended September 30, 2017 and 2016, merger and acquisitions related expenses, net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortised cost for the quarter ended September 30, 2016, and severance cost related to a prior acquisition for the quarter ended September 30, 2017 , we would have recorded a net loss of $45.2 million in the quarter ended September 30, 2017 and a net loss of $25.3 million in the quarter ended September 30, 2016.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.61 for the quarter ended September 30, 2017 as compared to diluted loss per share of $0.95 in the quarter ended September 30, 2016. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense for both quarters ended September 30, 2017 and 2016, merger and acquisitions related expenses, net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortised cost for the quarter ended September 30, 2016, and severance cost related to a prior acquisition for the quarter ended September 30, 2017, diluted loss per share would have been $0.45 in the quarter ended September 30, 2017, compared to diluted loss per share of $0.61 in the quarter ended September 30, 2016.

Liquidity. As of September 30, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was $441.5 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended September 30, 2017 beginning at 7:30 a.m. EDT on November 1, 2017. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 85117993. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-(855)-859-2056 and using passcode 85117993. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the “primary obligor. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since the Company is the primary obligor in the arrangement and assumes the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure calculated as revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding certain customer discounts in the nature of promotion expenses which had been adjusted against revenue, as it believes that revenue less service costs reflects more accurately the value addition of the travel services that it provides to customers in its packages business where it is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, severance cost related to a prior acquisition, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortized cost, net change in value of financial liability related to business combination, and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated July 18, 2017, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India’s leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 45,000 hotels, 13,500 alternative accommodation properties in India and more than 500,000 hotels and properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2017	As at September 30, 2017
Assets
Property, plant and equipment	15,334	14,572
Intangible assets and goodwill	1,170,727	1,153,765
Trade and other receivables, net	2,176	2,182
Investment in equity-accounted investees	18,212	17,114
Other investments	5,791	5,974
Term deposits	20,162	171
Non-current tax assets	19,306	19,740
Other non-current assets	29,658	29,585
Employee benefit assets	229	—

Total non-current assets	1,281,595	1,243,103

Inventories	251	1,129
Current tax assets	81	110
Trade and other receivables, net	35,108	45,876
Term deposits	75,511	204,863
Other current assets	50,232	61,241
Cash and cash equivalents	101,704	236,514
Assets held for sale	302	1,134

Total current assets	263,189	550,867

Total assets	1,544,784	1,793,970

Equity

Share capital	46	51
Share premium	1,607,373	1,945,689
Reserves	952	1,436
Accumulated deficit	(298,581)	(427,865)
Share based payment reserve	61,410	71,569
Foreign currency translation reserve	33,601	25,265

Total equity attributable to equity holders of the Company	1,404,801	1,616,145
Non-controlling interests	661	1,628

Total equity	1,405,462	1,617,773

Liabilities

Loans and borrowings	523	589
Employee benefits	2,946	3,519
Deferred revenue	265	137
Deferred tax liabilities, net	159	136
Other non-current liabilities	1,027	2,348

Total non-current liabilities	4,920	6,729

Loans and borrowings	226	250
Trade and other payables	127,077	153,291
Deferred revenue	3,045	1,774
Other current liabilities	4,054	14,153

Total current liabilities	134,402	169,468

Total liabilities	139,322	176,197

Total equity and liabilities	1,544,784	1,793,970

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30,		For the six months ended September 30,
	2016	2017	2016	2017
Revenue
Air ticketing	23,556	40,322	47,436	81,647
Hotels and packages	57,628	98,274	153,199	232,848
Other revenue	1,925	14,321	3,700	30,478

Total revenue	83,109	152,917	204,335	344,973

Other income	206	88	206	90

Service cost
Procurement cost of hotel and packages services	29,913	32,271	92,271	90,628
Other cost of providing services	—	1,376	—	3,195
Personnel expenses	14,243	29,015	27,384	58,836
Marketing and sales promotion expenses	48,358	115,947	101,037	248,968
Other operating expenses	17,419	28,272	36,088	57,861
Depreciation and amortization	2,496	7,707	4,687	15,154

Results from operating activities	(29,114)	(61,583)	(56,926)	(129,579)

Finance income	638	1,415	16,043	2,210
Finance costs	10,454	1,580	11,914	2,143

Net finance (costs) income	(9,816)	(165)	4,129	67
Share of loss of equity-accounted investees	(420)	(523)	(837)	(1,174)

Loss before tax	(39,350)	(62,271)	(53,634)	(130,686)
Income tax expense	(97)	(50)	(127)	(89)

Loss for the period	(39,447)	(62,321)	(53,761)	(130,775)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	203	(9,647)	(353)	(8,370)
Net change in fair value of available-for-sale financial assets	4	112	84	484

	207	(9,535)	(269)	(7,886)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty	(173)	(582)	(173)	(582)

Other comprehensive income (loss) for the period, net of tax	34	(10,117)	(442)	(8,468)

Total comprehensive income (loss) for the period	(39,413)	(72,438)	(54,203)	(139,243)

Loss attributable to:
Owners of the Company	(39,447)	(62,037)	(53,761)	(130,221)
Non-controlling interests	—	(284)	—	(554)

Loss for the period	(39,447)	(62,321)	(53,761)	(130,775)

Total comprehensive loss attributable to:
Owners of the Company	(39,413)	(72,123)	(54,203)	(138,655)
Non-controlling interests	—	(315)	—	(588)

Total comprehensive loss for the period	(39,413)	(72,438)	(54,203)	(139,243)

Loss per share (in USD)
Basic	(0.95)	(0.61)	(1.29)	(1.31)
Diluted	(0.95)	(0.61)	(1.29)	(1.31)

Weighted average number of shares (including Class B Shares)
Basic	41,627,669	101,106,251	41,652,835	99,286,058
Diluted	41,627,669	101,106,251	41,652,835	99,286,058

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(130,221)	—	—	(130,221)	(554)	(130,775)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(8,336)	(8,336)	(34)	(8,370)
Net change in fair value of available-for-sale financial assets	—	—	484	—	—	—	484	—	484
Remeasurement of defined benefit (asset) liability	—	—	—	(582)	—	—	(582)	—	(582)

Total other comprehensive income (loss)	—	—	484	(582)	—	(8,336)	(8,434)	(34)	(8,468)

Total comprehensive income (loss) for the period	—	—	484	(130,803)	—	(8,336)	(138,655)	(588)	(139,243)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	22,625	—	22,625	57	22,682
Issue of ordinary shares on exercise of share based awards	—	12,460	—	—	(12,449)	—	11	—	11
Transfer to accumulated deficit on expiry of share based awards	—	—	—	17	(17)	—	—	—	—

Issue of ordinary shares in placement offering	5	325,856	—	—	—	—	325,861	—	325,861

Total contributions by owners	5	338,316	—	17	10,159	—	348,497	57	348,554

Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interest	—	—	—	1,502	—	—	1,502	1,498	3,000

Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000

Total transactions with owners	5	338,316	—	1,519	10,159	—	349,999	1,555	351,554

Balance as at September 30, 2017	51	1,945,689	1,436	(427,865)	71,569	25,265	1,616,145	1,628	1,617,773

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30,
	2016	2017
Loss for the period	(53,761)	(130,775)
Adjustments for non-cash items	7,937	39,109
Change in working capital	9,453	13,407

Net cash generated from (used in) operating activities	(36,371)	(78,259)

Net cash generated from (used in) investing activities	51,225	(115,153)

Net cash generated from (used in) financing activities	(6,503)	328,849

Increase (decrease) in cash and cash equivalents	8,351	135,437
Cash and cash equivalents at beginning of the period	46,274	101,704
Effect of exchange rate fluctuations on cash held	(586)	(627)

Cash and cash equivalents at end of the period	54,039	236,514

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017
Revenue as per IFRS	23,556	40,322	57,628	98,274	1,925	14,321	83,109	152,917
Add: Expense in nature of promotions adjusted against revenue	—	6,731	—	13,191	—	—	—	19,922

	23,556	47,053	57,628	111,465	1,925	14,321	83,109	172,839
Less: Service cost as per IFRS	—	—	29,913	32,271	—	1,376	29,913	33,647

Revenue less service cost	23,556	47,053	27,715	79,194	1,925	12,945	53,196	139,192

	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017
Revenue as per IFRS	47,436	81,647	153,199	232,848	3,700	30,478	204,335	344,973
Add: Expense in nature of promotions adjusted against revenue	—	11,019	—	18,237	—	—	—	29,256

	47,436	92,666	153,199	251,085	3,700	30,478	204,335	374,229
Less: Service cost as per IFRS	—	—	92,271	90,628	—	3,195	92,271	93,823

Revenue less service cost	47,436	92,666	60,928	160,457	3,700	27,283	112,064	280,406

Reconciliation of Adjusted Operating Loss	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2016	2017	2016	2017
Results from operating activities as per IFRS	(29,114)	(61,583)	(56,926)	(129,579)
Add: Employee share-based compensation costs	3,240	10,692	6,393	22,681
Add: Merger and acquisitions related expenses	478	—	478	—
Add: Acquisition related intangibles amortization	398	3,689	800	7,369
Add: Severance cost related to a prior acquisition	—	2,180	—	2,180

Adjusted Operating Loss	(24,998)	(45,022)	(49,255)	(97,349)

Reconciliation of Adjusted Net Loss	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2016	2017	2016	2017
Income (Loss) for the period as per IFRS	(39,447)	(62,321)	(53,761)	(130,775)
Add: Employee share-based compensation costs	3,240	10,692	6,393	22,681
Add: Merger and acquisitions related expenses	478	—	478	—
Add: Acquisition related intangibles amortization	398	3,689	800	7,369
Add: Severance cost related to a prior acquisition	—	2,180	—	2,180
Add (Less): Net Change in fair value of derivative instrument	5,516	—	(14,543)	—
Add: Interest expense on financial liabilities measured at amortised cost	3,985	—	7,684	—
Add: Share of loss of equity-accounted investees	420	523	837	1,174
Add: Net change in value of financial liability in business combination	—	—	2	—
Add: Income tax expense	97	50	127	89

Adjusted Net Loss	(25,313)	(45,187)	(51,983)	(97,282)

Adjusted Earnings (Loss) per share
Diluted	(0.61)	(0.45)	(1.25)	(0.98)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2016	2017	2016	2017
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.95)	(0.61)	(1.29)	(1.31)
Add: Employee share-based compensation costs	0.08	0.10	0.15	0.23
Add: Merger and acquisitions related expenses	0.01	—	0.01	—
Add: Acquisition related intangibles amortization	0.01	0.03	0.02	0.07
Add: Severance cost related to a prior acquisition	—	0.02	—	0.02
Add (Less): Net Change in fair value of derivative instrument	0.13	—	(0.35)	—
Add: Interest expense on financial liabilities measured at amortised cost	0.10	—	0.18	—
Add: Share of loss of equity-accounted investees	0.01	0.01	0.02	0.01
Add : Net change in value of financial liability in business combination	—	—	*	—
Add: Income tax expense	*	*	0.01	*

Adjusted Diluted Earnings (Loss) per share	(0.61)	(0.45)	(1.25)	(0.98)

*	Less than $0.01.

(Unaudited)	For the three months ended September 30, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	71.2%	70.5%	643.8%	84.0%	99.7%	185.7%	572.5%	161.7%
Impact of Foreign Currency Translation	-5.1%	-4.4%	-4.8%	-4.6%	-5.1%	-5.3%	-4.9%	-5.2%

Constant Currency Growth	66.1%	66.1%	639.0%	79.4%	94.7%	180.4%	567.5%	156.5%

(Unaudited)	For the six months ended September 30, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	72.1%	52.0%	723.5%	68.8%	95.3%	163.4%	637.4%	150.2%
Impact of Foreign Currency Translation	-5.0%	-3.9%	-4.8%	-4.1%	-5.0%	-5.1%	-4.8%	-5.1%

Constant Currency Growth	67.2%	48.1%	718.7%	64.7%	90.4%	158.2%	632.6%	145.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended June 30,		For the three months ended September 30,		For the six months ended September 30,
	2016	2017	2016	2017	2016	2017
	(in thousands, except percentages)
Number of transactions
Air ticketing	2,150	3,420	2,199	3,537	4,349	6,957
Hotels and packages	1,549	3,575	1,464	3,524	3,013	7,099

Number of flight segments / room nights
Air ticketing - Flight segments	4,727	7,835	4,692	7,723	9,419	15,558
Hotels and packages - Room nights	2,345	5,800	2,211	5,632	4,556	11,432

Revenue less service cost:
Air ticketing	$23,880	$45,613	$23,556	$47,053	$47,436	$92,666
Hotels and packages	33,213	81,263	27,715	79,194	60,928	160,457
Other revenue	1,775	14,338	1,925	12,945	3,700	27,283

	$58,868	$141,214	$53,196	$139,192	$112,064	$280,406

Gross Bookings
Air ticketing	$369,253.4	$649,966.2	$341,820.0	$621,720.0	$711,073.4	$1,271,686.1
Hotels and packages	196,691.4	374,351.3	151,670.1	342,302.5	348,361.5	716,653.8

Net revenue margins
Air ticketing	6.5%	7.0%	6.9%	7.6%	6.7%	7.3%
Hotels and packages	16.9%	21.7%	18.3%	23.1%	17.5%	22.4%

Adjusted Operating Loss	$(24,257)	$(52,328)	$(24,998)	$(45,022)	$(49,255)	$(97,349)

	For the three months ended September 30,
	2016
Proforma Basis	MakeMyTrip	ibibo Group(1)	Proforma Combined Company (1)	2017
	(in thousands)
Number of flight segments / room nights
Air ticketing - Flight segments	4,691.7	2,038.5	6,730.2	7,722.9
Hotels and packages - Room nights	2,210.6	2,374.9	4,585.5	5,632.4
MMT India Standalone Hotels booked Online – Room nights	1,888.0	2,299.4	4,187.4	5,397.6

(1)	The values for ibibo Group are based on management estimates. Pro forma combined company values combine the historical values for ibibo Group and MakeMyTrip as if the acquisition of ibibo group by MakeMyTrip had occurred on April 1, 2016. The acquisition of ibibo group by MakeMyTrip closed on January 31, 2017. The pro forma combined company values have not been adjusted to give effect to any pro forma events resulting from the acquisition, including, without limitation, costs savings, operating synergies or revenue enhancements. The pro forma combined information is not necessarily indicative of what the combined MakeMyTrip and ibibo Group values actually would have been had the acquisition been completed as of April 1, 2016.